Date: May 24, 2016

Bomboard LLC

A Delaware Corporation

d/b/a Bomboard

$1,000,000 MAXIMUM OFFERING $250,000 MINIMUM OFFERING

5,000,000 Common Membership Units Offered Offering Price: $0.20 / Share

$1,000 Minimum Investment

SUBSCRIPTION AGREEMENT
Bomboard, LLC
884 S. Janesville Street, Suite E
Whitewater, WI
53190

IMPORTANT: PLEASE READ CAREFULLY BEFORE SIGNING. YOU WILL BE MAKING REPRESENTATIONS BY SIGNING THIS SUBSCRIPTION AGREEMENT (THE "SUBSCRIPTION AGREEMENT").

The Common Membership Units of Bomboard, LLC., a Delaware corporation, being offered have not been registered under the Securities Act of 1933, as amended (the"Act"), or under any state securities laws. IN NO EVENT WILL THE COMPANY OR ANY OF ITS AFFILIATES OR PROFESSIONAL ADVISORS ENGAGED BY ANY OF THEM BE LIABLE IF FOR ANY REASON RESULTS OF OPERATIONS OF THE COMPANY ARE NOT AS PROJECTED.

INVESTMENT IN THESE SECURITIES INVOLVES SIGNIFICANT

RISKS AND IS SUITABLE ONLY FOR PERSONS WHO HAVE NO NEED FOR IMMEDIATE LIQUIDITY IN THEIR INVESTMENT AND WHO CAN BEAR THE ECONOMIC RISK OF A LOSS OF THEIR ENTIRE INVESTMENT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OR OTHERWISE DISPOSED OF, EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE LAW PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. YOU MAY NOT BE ABLE TO SELL OR TRANSFER ANY SECURITIES PURCHASED BY YOU, AND THEREFORE YOU MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

1. SUBSCRIPTION.

(a) The undersigned subscriber (the **"Subscriber"**) hereby tenders this subscription for the purchase of Units of the Common Membership Units (the **"Units"**) of Bomboard, LLC, a

Delaware Corporation (the **"Company"**), at a price of $0.20 per Share and a total investment of $__________. The Subscriber understands that the Units are being offered as part of a private offering (the **"Offering"**) of Units by the Company to qualified investors pursuant to the Company's Confidential Offering Memorandum Dated May 16th, 2016, including exhibits thereto (the **"Memorandum"**). A bank transfer, or other form of acceptable payment, payable to "Fund America, Escrow Agent" for the number of Units subscribed for herein is submitted herewith.

(b) The Subscriber understands that a subscription for the Units may be rejected for any reason and that, in the event that this subscription is rejected, the funds delivered will be promptly returned, without interest.

2. REPRESENTATIONS, WARRANTIES AND AGREEMENTS BY THE SUBSCRIBER. The Subscriber hereby represents, warrants and agrees as follows:

(a) The Subscriber has received and had the opportunity to review the Company's Offering Memorandum, and has been given the opportunity to access to full and complete pertinent information regarding the Company and has utilized such access to the Subscriber's satisfaction for the purpose of obtaining such information regarding the Company as the Subscriber has reasonably requested. The Subscriber has been given reasonable opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of the Offering and to obtain any additional information, to the extent reasonably available.

(b) The Subscriber, either alone or with the Subscriber's professional advisers who are unaffiliated with, have no equity interest in and are not compensated by, the Company or any affiliate or selling agent of the Company, has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and significant risks of an investment in the subscribed Units.

(c) The investment in the Units is suitable for the Subscriber

based upon its investment objectives and financial needs. The Subscriber's overall commitment to investments that are illiquid or not readily marketable is not disproportionate to its net worth, and investment in the Units will not cause such overall commitment to become excessive. Furthermore, the Subscriber's financial condition is such that the Subscriber is able to bear the loss of the Subscriber's entire investment in the Company or risk of holding the Units for an indefinite period of time.

(d) The Subscriber has obtained, to the extent the Subscriber deems necessary, professional advice with respect to the risks inherent in investment in the subscribed Units, and the suitability of an investment in the Units in light of the Subscriber's financial condition and investment needs.

(e) The Subscriber certifies, under penalty of perjury, that the Subscriber is **NOT** subject to the backup withholding provisions of section 3406(a)(1)(C) of the Internal Revenue Code. (Please Note: You are subject to backup withholding if (i) you fail to furnish your Social Security Number or Taxpayer Identification Number, (ii) the Internal Revenue Service notifies the Company that you furnished an incorrect Social Security Number or Taxpayer Identification Number, (iii) you are notified that you are subject to backup withholding, or (iv) you failed to certify that you are not subject to backup withholding, or you fail to certify your Social Security Number or Taxpayer Identification Number).

(f) The Subscriber represents, warrants and agrees that the subscribed Units are being acquired by the Subscriber solely for the Subscriber's own account, for investment purposes only, and not with a view to distribution or sale.

(g) The Subscriber represents and warrants that the Subscriber is a bona fide resident of, is domiciled in and received the offer and made the decision to invest in the subscribed Units in the jurisdiction noted on the signature page, and the Units are being purchased by the Subscriber in the Subscriber's name solely for the Subscriber's own beneficial interest and not as nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to, any other person, trust or organization.

(h) The Subscriber, if other than an individual, makes the following additional representations:

(A) The Subscriber was not organized for the specific purpose of acquiring the Units; and

(B) This Subscription Agreement has been duly authorized by all necessary action on the part of the Subscriber, has been duly executed by an authorized officer or representative of the Subscriber, and is a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms.

(i) The Subscriber is aware that there can be no assurance regarding the tax consequences of an investment in the Company. The Subscriber acknowledges that he, she or it has been advised to consult with his, her or its own attorney regarding legal matters concerning such investment and to consult with independent tax counsel or advisors regarding the tax consequences of such investment.

(j) All of the foregoing information which the Subscriber has provided concerning the Subscriber, the Subscriber's financial position and the Subscriber's knowledge of financial and business matters is correct and complete as of the date set forth at the end hereof, and if there should be any adverse change in such information prior to this subscription being accepted, the Subscriber will immediately provide the Company with such information.

(k) The Subscriber acknowledges that the Subscriber may receive or have access to confidential proprietary information concerning the Company, including, without limitation, the Memorandum, research summaries, data, valuations, financial information, trade secrets and the like (collectively, "**Confidential Information**", which is proprietary in nature and non-public. The Subscriber agrees that he/she/it shall not disclose or cause to be disclosed any Confidential Information to any person or use any Confidential Information for his/her/its own purposes or his/her/its own account, except in connection with his/her/its investment in the Company, and except as otherwise

required by any regulatory authority, law or regulation, or by legal process. Furthermore, the Subscriber has not reproduced, duplicated or delivered this Memorandum, or any of its exhibits, to any other person, except professional advisers to the Subscriber or as instructed by the Company.

(l) The Subscriber expressly understands and agrees that the Company has the right, in its sole discretion, to withdraw the Offering at any time. Upon such termination of the Offering by the Company, the Subscriber's subscription will be automatically returned, without interest, and the Subscriber will have no further rights or obligations under this Subscription Agreement, and the Company shall have no liability or other obligation to the Subscriber.

(m) The Subscriber represents and warrants that the Subscriber is not subject to oversight by the Financial Industry Regulatory Authority (FINRA).

(n) The Subscriber hereby acknowledges that the Company's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "**PATRIOT Act**") . The Subscriber represents that such Subscriber's investment is being made in compliance with the provisions of the PATRIOT Act, and that the Subscriber will provide additional information, if requested by the Company, to ensure compliance.

4. AGREEMENT TO REFRAIN FROM RESALES. The Subscriber agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign or otherwise dispose of any Units, nor shall the Subscriber receive any consideration for Units from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition, the Subscriber shall have complied with all requirements and conditions in this Subscription Agreement and other documents described in the Memorandum.

5. Units WILL BE RESTRICTED SECURITIES. The Subscriber realizes that (i) the purchase of the subscribed Units is a long-term investment; (ii) the

Subscriber must bear the economic risk of investment for an indefinite period of time because the Units have not been registered under the Act or under the securities laws of any state and, therefore, the subscribed Units cannot be resold unless they are subsequently registered under said laws or exemptions from registrations are available; and (iii) the subscribed Units are **"restricted securities"** within the meaning of Rule 144 under the Act and are subject to restrictions on transfer imposed by or on account of federal and state securities laws as well as restrictions on transfer contained in this Subscription Agreement. The subscribed Units will also be subject to transfer restrictions that are provided for in the Therefore, the Subscriber acknowledges that the Subscriber may not be able to liquidate the Subscriber's investment in the event of an emergency, or to pledge the Units as collateral for a loan.

6. PAYMENT. The Subscriber agrees that immediately available funds equal to purchase price for the amount of Units the Subscriber wishes to subscribe for is being delivered herewith. Payment may be made by bank transfer, made payable to Fund America Securities LLC, Escrow Agent as detailed on the payment information instructions.

7. SIGNATURES. The Subscriber hereby represents that the Subscriber has read this entire Subscription Agreement and the Offering Memorandum and the exhibits thereto. By execution below, the Subscriber acknowledges that the Company is relying upon the accuracy and completeness of representations contained in this Subscription Agreement in complying with its obligations under applicable securities laws. The undersigned has enclosed with this Agreement appropriate evidence of the authority of the individual executing this Agreement to act on its behalf (i.e. if a trust, a copy of the trust agreement; if a corporation, a certified corporate resolution authorizing the signature and a copy of the articles of incorporation; or if a partnership, a copy of the partnership agreement).

The undersigned subscriber hereby tenders this subscription for the purchase of Units of the Common Membership Units of Bomboard, LLC., payment for which is in the amount of $__________. A ACH, ECheck or wire transfer, or other form of acceptable payment will be made payable to the Fund America Securities Escrow Account and is submitted herewith.

Subscriber Information for Issuance of Certificates for the Units as Follows:

Investor Name: __________

Investor Address: __________

__________, __________, USA

Investor Signature (electronic signature):

/s/ __________

Dated (electronically signed on): __________

Company Acceptance of Subscription Upon Execution Below:

Bomboard, LLC.

By: __________

Title: __________

Dated: __________, __________